FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 25, 2018

Ger. Gen. N°7 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                               Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the former Superintendence of Securities and Insurance, duly authorized, I hereby inform you of the following Significant Event related to the voluntary Public Tender Offer (the “Tender Offer”) for the Brazilian electricity distributor Eletropaulo Metropolitana de Electricidade de Sao Paulo (Eletropaulo), as already reported in the significant events dated April 17, 19 and 23, 2018, launched by Enel Investimentos Sudeste S.A. (Enel Sudeste), a wholly-owned investment vehicle of Enel Brasil S.A., our subsidiary.

Enel Sudeste has announced today that it has improved the terms of the referred Tender Offer for the acquisition of all the capital of Eletropaulo, launched on April 17, 2018, increasing the share price from 28 to 32 Brazilian Reals (BRL).

According to the terms of the improved Tender Offer, the total estimated investment is approximately 5.4 billion Brazilian Reals, equivalent to approximately US$ 1.5 billion, considering the current exchange rate.

The Tender Offer remains subject, among others, to the acquisition of a total number of shares that would represent more than 50% of Eletropaulo’s share capital and to leave without effect the capital increase currently in progress by Eletropaulo,  of at least 1.5 billion Brazilian Reals.

The price increase confirms the Enel Sudeste’s willingness to continue participating in a competitive, transparent and fair public tender offer process, to acquire the control of Eletropaulo. However, Enel Sudeste estimates that, in the current context of the competitive offers, the capital increase currently in progress distorts the competition, provides an unfair advantage to one of all bidders and goes against the best interest of Eletropaulo and its shareholders. Therefore, Enel Sudeste has also stated that it will not continue with the process unless the referred capital increase is nullify.

To facilitate Eletropaulo’s decision on this issue and considering its preoccupation with the ability of Eletropaulo to raise funding in a later stage, Enel Sudeste committed to subscribe, subsequently, a capital increase in Eletropaulo of at least the same amount as the current capital increase, should the Public Tender Offer be successful or should neither the referred to Public Tender Offer nor any of the other competitive offers be successful, as was already informed in the Significant Events dated April 19 and 23, 2018.

Sincerely yours,

Lucas D’Agnese

Chief Executive Officer

Enel Américas S.A.

cc.: Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

 Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

 Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

 Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 26, 2018